

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2018

Daniel Schmechel
Chief Financial Officer and Treasurer
ECOLAB INC.
1 Ecolab Place
St. Paul, Minnesota 55102

      Re: ECOLAB INC.
         Form 10-K for the fiscal year ended Decemebr 31, 2017
         Filed on February 23, 2018
         Form 10-Q for the period ended March 31, 2018
         Filed on May 3, 2018
         File No. 1-9328

Dear Mr. Schmechel:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Division of Corporation Finance
                                      Office of Manufacturing and
                                      Construction